UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: August 19, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated August 19, 2010, entitled “Announcement of 2010 Interim Results (Unaudited).”
99.2	Announcement dated August 19, 2010, entitled “Re-designation of Director and Changes in Senior Management of the Company.”
99.3	Press release dated August 19, 2010, entitled “CNOOC Ltd. Post Record Production and Net Profit Increase of 109.6% YOY in 1H.”
99.4	Press release dated August 19, 2010, entitled “CNOOC Ltd. Announce Changes in Senior Management.”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Announcement of 2010 Interim Results (Unaudited)

FINANCIAL AND BUSINESS SUMMARY
	First half of 2010	% change over First half of 2009

Net production of oil and gas	149.0 million BOE	40.8%
Consolidated revenue	RMB83.16 billion	104.6%
Consolidated net profit	RMB25.99 billion	109.6%
Basic earnings per share	RMB0.58	109.6%
Diluted earnings per share	RMB0.58	109.3%
Interim dividend	HK$0.21 per share	5.0%

CHAIRMAN’S STATEMENT

Dear shareholders,

In a flash moment, we find ourselves stepping into the second half of 2010.

During the first half of 2010, the global economy was still faced with uncertainties as the financial crisis has not entirely waned. However, benefiting greatly from the strong production growth and the higher international oil price, the Company achieved a record performance.

During the period, the oil spill in the Gulf of Mexico has raised a major concern for us. We believe such incident is not just a challenge for a single company to confront with, but is an issue that cannot be avoided by the entire industry. The incident has made us to reassess the high risk characteristics of the offshore oil industry. Reflecting on the incident, we have once again placed a higher degree of recognition on safety culture, environmental protection, and social responsibility. Although striving for better development and higher shareholder value is the basic duty of the Company, CNOOC Limited has been committed to, while making reasonable profits, fulfilling its social responsibilities, especially in safety and environmental protection.

It is encouraging that the Company has again improved performance during the first half of 2010 while maintaining an outstanding record in health, safety and environment (HSE).

STEADY BUSINESS GROWTH

Early this year, we set a rather ambitious production target. Moving steadily towards this target, we have achieved remarkable results for the first half of the year.

During the period, the Company’s business progressed smoothly. Net oil and gas production reached 149.0 million BOE, representing an increase of 40.8% over the same period last year among which, crude oil accounted for 120.3 million barrels while natural gas accounted for 166.7 billion cubic feet. The Company’s average realized oil price was US$76.59 per barrel, a significant increase of 55.2% over the same period last year.

Benefiting from the strong growth of oil and gas production and rising realized prices, the Company’s net profit for the first half of the year amounted to RMB25.99 billion, representing an increase of 109.6% over the same period last year. Earnings per share were RMB0.58. In view of the Company’s sound financial position, the Board of Directors has declared an interim dividend of HK$0.21 per share.

In addition, we have successfully completed several significant acquisitions. Through our 50% interest holdings in Bridas Corporation, we have established a solid platform for business development in South America. Through the technical service contract for Missan oil field in Iraq, we have entered this resource rich area along with supermajors. Increasing our share of ownership in the Panyu 4-2/5-1 oil field has added the Company’s low risk assets in the core operation area.

HSE always serves as fundamental to our operations. After the oil spill in the Gulf of Mexico, the Company immediately implemented numerous measures including performing a full-scale risk evaluation and safety inspection on our operations, perfecting the procedure and process of drilling and well completion, and pushing to build more oil spill response bases in offshore China.

SOLID FOUNDATION FOR GROWTH

While we are pleased with our results for the first half of the year, we well noted the concerns that have recently been expressed by some of our shareholders: can CNOOC Limited maintain a high growth rate of 6%-10% CAGR over the next five years following so many years of rapid growth?

As a matter of fact, all the production guidance given to the market in these years has a solid material foundation. Our confidence comes from the thorough understanding of the existing resource base as well as the close assessment of the resource potential. Our production growth in the future is expected to come from three major areas.

First of all, our core area - continental shelf offshore China. With decades of operation, we have gained an in-depth understanding on the geological structure and resource distribution of the continental shelf offshore China, which puts us in an unrivalled position in this area. In the first half of 2010, we have achieved breakthrough in a number of new areas, including the significant discovery of Penglai 9-1 and several mid-sized discoveries including Kenli 6-4, Enping 24-2 and Liuhua 16-2.

Secondly, deepwater South China Sea. With an extensive acreage, South China Sea presents ample opportunities. In the first half of 2010, our partner made another new discovery of Liuhua 29-1 and successfully appraised the Liuhua 34-2 structure in deepwater South China Sea. This area is expected to become another major development area of the Company in the medium and long term.

Thirdly, overseas assets. In the first half of 2010, production of the Nigeria Akpo oil field ramped up steadily as anticipated. With the future development of OML130 Phase II Egina field, the production contribution from overseas assets is expected to rise steadily.

Apart from the above, the future merger and acquisition opportunities will also be an important driving force for the Company’s medium and long term growth. As you know, the market has paid great attention to the Company’s merger and acquisition activities overseas. In fact, such activities have been progressing smoothly all along. In the first half of 2010, we successfully entered into South America and the Middle East. Guided by the Company’s growth strategy, every single merger and acquisition activity is targeting at striking a balance between the resources, risk and return, and ultimately achieving our goal of adding value to our shareholders.

We have built a solid foundation for growth in the future. Relying on a rich resource base, we strongly believe that CNOOC Limited will achieve a steady development and a prosperous future.

STRICT COST CONTROL

In the past few years, the rising oil price has caused the oil field service and raw materials costs to constantly increase and made the cost escalation a common issue in the oil industry.

The management of the Company clearly recognizes this issue. Over the years, we have been trying to achieve a balance between reserve and production growth and cost control, aiming at maximizing shareholder value. Our goal is to take the benefit of the high oil prices by increasing our reserves and production while preventing rapid cost increases and creating shareholder value at the same time.

In the first half of the year, we have undertaken a number of cost control measures and achieved significant outcomes. These measures cover the following three areas:

Firstly, overall planning and managing of the oil and gas fields. Through a streamlining of our management system, we maintained a high production efficiency rate for the oil and gas fields. Taking advantage of the location concentration of the Company’s oil and gas fields in offshore China, we arrange exploration, development and production operation resources in a reasonable way, fully utilizing time windows to increase efficiency and lower costs.

Secondly, promoting the regional development of oil and gas fields group instead of single oil and gas field. We consider the group of oil and gas fields in a region as a whole when designing the development plan, and share common facilities as much as possible to reduce costs.

Thirdly, promoting energy conservation and emission reduction to save costs within the Company. With recycling of flaring natural gas and saving of self-use oil and gas, we saved costs and contributed to environmental protection.

These measures have produced a favorable result. In the first half of 2010, the Company's operating cost was US$6.8 per barrel, down 15.3% compared to that of the year of 2009.

Even though we have led the industry in terms of profitability in recent years, our cost is undoubtedly under upward pressure. We also noticed that the upward trend of the industry cost remains unchanged. With those oil and gas fields developed under the high oil prices environment coming on stream, cost control has become more challenging.

In the future, we will continue to implement the Company’s low cost strategy, improve management, promote cost saving, maintain our competitive advantage, and maximize returns for the shareholders.

OUTLOOK OF THE SECOND HALF OF THE YEAR

In the second half of the year, we will focus on the following areas:

1. Continue to strengthen the inspection of operational facilities and management systems in order to ensure health, safety and environmental protection;

2. Step up the efforts of new areas and frontiers exploration and strengthen the Company’s long-term reserve base;

3. Focus on the commencement of production of new projects and implementation of production enhancement measures such as infill drilling, and ensure the smooth completion of our annual production target;

4.  Strengthen cost control and maintain our low cost advantage.

CNOOC Limited has beautifully completed its goals for the first half of 2010 and has embarked on our new journey for our “next decade of growth”. I look forward to the continuous support of our shareholders as in the past decade. Please join hands with CNOOC Limited in the coming years and grow together.

Fu Chengyu
Chairman and Chief Executive Officer

Hong Kong, 19 August 2010

INTERIM RESULTS

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2010 as follows:

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended 30 June 2010
(All amounts expressed in thousands of Renminbi, except per share data)

		Six months ended 30 June
		2010	2009
	Notes	(Unaudited)	(Unaudited)
REVENUE
Oil and gas sales	3	67,638,945	32,523,285
Marketing revenues	3	14,941,214	7,787,397
Other income		575,262	337,659

		83,155,421	40,648,341

EXPENSES
Operating expenses		(6,910,938)	(5,154,014)
Taxes other than income tax	5(ii)	(3,369,706)	(1,548,253)
Exploration expenses		(1,903,359)	(976,846)
Depreciation, depletion and amortisation		(12,641,655)	(6,538,814)
Special oil gain levy		(7,984,374)	(1,297,622)
Crude oil and product purchases	3	(14,830,009)	(7,592,744)
Selling and administrative expenses		(1,318,324)	(946,460)
Others		(323,733)	(126,258)

		(49,282,098)	(24,181,011)

PROFIT FROM OPERATING ACTIVITIES		33,873,323	16,467,330
Interest income		382,750	357,068
Finance costs	4	(439,586)	(252,388)
Exchange gains, net		480,692	9,095
Investment income		55,507	72,541
Share of profits of associates		109,658	92,261
Non-operating income/(expenses), net		13,474	(19,222)

PROFIT BEFORE TAX		34,475,818	16,726,685
Income tax expense	5(i)	(8,488,113)	(4,325,039)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		25,987,705	12,401,646
OTHER COMPREHENSIVE LOSS
Exchange differences on translation of foreign operations		(696,723)	(96,975)
Net loss on available-for-sale financial assets, net of tax		—	(3,467)
Share of other comprehensive loss of associates		(17,053)	(1,201)

OTHER COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAX		(713,776)	(101,643)

TOTAL COMPREHENSIVE INCOME		25,273,929	12,300,003
EARNINGS PER SHARE FOR THE PERIOD ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic	6	RMB0.58	RMB0.28
Diluted	6	RMB0.58	RMB0.28

DIVIDEND
Interim dividend declared	8	8,183,482	7,875,180

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
30 June 2010
(All amounts expressed in thousands of Renminbi)

		30 June 2010	31 December 2009
	Notes	(Unaudited)	(Audited)

NON-CURRENT ASSETS
Property, plant and equipment		200,401,405	165,319,871
Intangible assets		1,293,983	1,230,127
Investments in associates		1,774,411	1,726,806
Available-for-sale financial assets		3,195,947	3,119,955
Other non-current assets		103,854	—

Total non-current assets		206,769,600	171,396,759

CURRENT ASSETS
Inventories and supplies		3,514,542	3,145,855
Trade receivables		16,564,065	13,115,883
Held-to-maturity financial assets		10,200,000	—
Available-for-sale financial assets		3,836,544	8,582,364
Other current assets		2,725,036	2,542,325
Time deposits with maturity over three months		8,200,000	20,870,000
Cash and cash equivalents		31,824,103	22,615,037

Total current assets		76,864,290	70,871,464

CURRENT LIABILITIES
Loans and borrowings		14,458,305	122,092
Trade and accrued payables		16,223,847	15,607,640
Other payables and accrued liabilities		10,999,962	9,773,557
Taxes payable		8,617,112	5,538,661

Total current liabilities		50,299,226	31,041,9500

NET CURRENT ASSETS		26,565,064	39,829,514

TOTAL ASSETS LESS CURRENT LIABILITIES		233,334,664	211,226,273

NON-CURRENT LIABILITIES
Loans and borrowings		13,797,681	18,570,061
Provision for dismantlement		12,597,908	11,281,089
Deferred tax liabilities		15,208,618	7,439,620
Other non-current liabilities		227,894	—

Total non-current liabilities		41,832,101	37,290,770

NET ASSETS		191,502,563	173,935,503

EQUITY
Equity attributable to owners of the parent
Issued capital	7	949,299	949,299
Reserves		190,553,264	172,986,204

TOTAL EQUITY		191,502,563	173,935,503

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30 June 2010
(All amounts expressed in thousands of Renminbi)
	Attributable to owners of the parent
		Share
		premium			Statutory
	Issued	and capital		Cumulative	and non-					Proposed
	share	redemption		translation	distributive		Other	Retained		final
	capital	reserve		reserve	reserves		reserves	earnings		dividend		Total

Balances at 1 January 2009	949,299	42,129,095		(10,706,877)	20,000,000		5,063,698	94,923,740		7,878,753		160,237,708
Profit for the period	—	—		—	—		—	12,401,646		—		12,401,646
Other comprehensive loss, net of tax	—	—		(96,975)	—		(4,668)	—		—		(101,643)

Total comprehensive income	—	—		(96,975)	—		(4,668)	12,401,646		—		12,300,003
2008 final dividend	—	—		—	—		—	5,360		(7,878,753)		(7,873,393)
Equity-settled share
option expenses	—	—		—	—		108,971	—		—		108,971
Appropriation and utilisation of safety fund, net	—	—		—	—		1,573	(1,573)		—		—

Balances at 30 June 2009
(Unaudited)	949,299	42,129,095	*	(10,803,852)*	20,000,000	*	5,169,574 *	107,329,173	*	—	*	164,773,289

Balances at 1 January 2010	949,299	42,129,095		(10,865,189)	20,000,000		5,172,605	108,694,167		7,855,526		173,935,503
Profit for the period	—	—		—	—		—	25,987,705		—		25,987,705
Other comprehensive loss, net of tax	—	—		(696,723)	—		(17,053)	—		—		(713,776)

Total comprehensive income	—	—		(696,723)	—		(17,053)	25,987,705		—		25,273,929
2009 final dividend	—	—		—	—		—	61,733		(7,855,526)		(7,793,793)
Equity-settled share
option expenses	—	—		—	—		86,924	—		—		86,924
Appropriation and utilisation of safety fund, net	—	—		—	—		(11,659)	11,659		—		—

Balances at 30 June 2010
(Unaudited)	949,299	42,129,095	*	(11,561,912)*	20,000,000	*	5,230,817 *	134,755,264	*	—	*	191,502,563

*
These reserve accounts comprise the consolidated reserves of approximately RMB190,553,264,000 (30 June 2009: approximately RMB163,823,990,000) in the interim condensed consolidated statement of financial position.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
30 June 2010
(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2010 have been prepared in accordance with International Accounting Standards 34 (“IAS 34”) and Hong Kong Accounting Standards 34 (“HKAS 34”) Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2009.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2009, except for the adoption of the following new Standards and Interpretations mandatory as of 1 January 2010:

IFRS 3/HKFRS 3 (Revised) – Business Combinations and IAS 27/HKAS 27 (Amended) – Consolidated and Separate Financial Statements

IFRS 3/HKFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring on or after 1 January 2010. Changes affect the valuation of non-controlling interests, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs and future reporting results.

IAS 27/HKAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss.

The changes introduced by the above revised standards have been applied prospectively.

Improvements to IFRSs/HKFRSs

Apart from the above, the IASB/HKICPA has also issued improvements to IFRSs/HKFRSs which set out amendments to a number of IFRSs/HKFRSs primarily with a view to remove inconsistencies and clarify wording. The adoption of those amendments upon their effective dates did not have any impact on the accounting policies, interim financial position or performance of the Group. While the adoption of some of the amendments may result in changes in accounting policy and presentation of the interim condensed financial statements upon their effective dates in future, none of them are expected to have a material financial impact on the Group. Besides, the Group has also considered all other IFRICs/HKFRICs issued and they are unlikely to have any financial impact on the Group.

2.	ACQUISITIONS AND OTHER VENTURE

(i)
On 13 March 2010, CNOOC International Limited, a wholly-owned subsidiary of the Company, entered into agreements with Bridas Energy Holdings Limited. (“BEH”) to form a 50:50 joint venture in Bridas Corporation, formerly a wholly-owned subsidiary of BEH, for cash consideration of approximately US$3.1 billion. Bridas Corporation, through its affiliates (including a 40% interest in Pan American Energy LLC), has oil and gas exploration and production activities in Argentina, Bolivia and Chile. On 4 May 2010, the Company completed its acquisition at a total consideration of approximately US$3.1 billion.

The Group accounts for its investment in Bridas Corporation using the proportionate consolidation method.

(ii)
On 30 April 2010, CNOOC China Limited, a wholly-owned subsidiary of the Company, signed a sales and purchase agreement to acquire an additional 24.5% participating interests in Block 15/34 from Devon Energy Corporation (“Devon”) for cash consideration of US$515 million. On 18 June 2010, the Company completed its acquisition. Block 15/34 is located in the Pearl River Mouth Basin of South China Sea.

The Company is the operator of the block. Upon completion, the Company increased its participating interest to 75.5%.

(iii)
On 17 May 2010, CNOOC International Limited, Türkiye Petrolleri A.O. (“TPAO”) and Iraqi Drilling Company (“IDC”) (collectively the “Contractors”) entered into a Technical Service Contract (“TSC”) for the Missan Oil Fields in Iraq. The Contractors are engaged to achieve stipulated production targets through improved and enhanced recovery measures. The TSC provides for a cost recovery mechanism and remuneration fee on incremental production.

3.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share oil that is lifted and sold on behalf of the government. Revenue from the sales of oil and gas is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of comprehensive income.

4.	FINANCE COSTS

Accretion expense of approximately RMB304,082,000 (six months ended 30 June 2009: approximately RMB216,271,000) relating to the provision for dismantlement liabilities has been recognised in the interim condensed consolidated statement of comprehensive income for the six months ended 30 June 2010.

5.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2009: 16.5%) on profits arising in or derived from Hong Kong.

Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”) on 22 April 2009 (the “Notice”), which took effect from 1 January 2008, “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”), which took effect from 1 January 2008, the management of the Company believes that the Company is likely to be regarded as a Chinese Resident Enterprise (“CRE”) based on the criteria as set out in the Notice. The Company is currently waiting for the final confirmation on its CRE status from the SAT. If the application is accepted by the SAT, the Company will be subject to the PRC corporate income tax at the rate of 25%.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to an enterprise income tax rate of 25% under the prevailing tax rules and regulations. In addition, dividends declared by CNOOC China Limited out of its post 1 January 2008 earnings to the Company is subject to a withholding tax of 5% based on the Double Taxation Arrangement between Mainland China and Hong Kong if the Company is determined not to be a CRE.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax rates ranging from 10% to 56%.

Some of the Group’s oil and gas interests in Indonesia are held through Labuan incorporated companies. According to an amendment to the tax rules enacted by the Indonesian government which was effective on 1 January 2010, the Labuan incorporated companies can no longer enjoy the tax rates under the tax treaty between Indonesia and Malaysia and the tax rates increased from the existing range of 43.125% to 51.875% to the range of 44% to 56%. The amendment took effect from 1 January 2010.

(ii)	Other taxes

The Company’s PRC subsidiary pays the following other taxes:

–       Production taxes of 5% on independent production and production under production sharing contracts;

–       Export tariffs of 5% on export value of petroleum oil; and

–       Business tax at rates of 3% to 5% on other income.

In addition, other taxes paid and payable by the Company's non-PRC subsidiaries and jointly controlled entities include gross production assessments, duties and export tariffs as well as taxes levied on petroleum related income, profit, budgeted operating and capital expenditures.

6.	EARNINGS PER SHARE

	Six months ended 30 June
	2010	2009
	(Unaudited)	(Unaudited)
Earnings:
Profit for the period attributable to ordinary equity holders for the basic and diluted earnings per share calculation	RMB 25,987,705,000	RMB12,401,646,000

Number of shares:
Number of ordinary shares issued at the beginning of the period	44,669,199,984	44,669,199,984

Weighted average number of ordinary shares for the purpose of basic earnings per share	44,669,199,984	44,669,199,984

Effect of dilutive potential ordinary shares under the share option schemes	144,031,917	82,425,394

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,813,231,901	44,751,625,378

Earnings per share – Basic	RMB0.58	RMB0.28

– Diluted	RMB0.58	RMB0.28

7.	ISSUED CAPITAL

Shares	Number of shares	Share capital	Issued share capital equivalent of
		HK$’000	RMB’000

Authorised:
Ordinary shares of HK$0.02 each as at 30 June 2010 and 31 December 2009	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2009	44,669,199,984	893,384	949,299

As at 31 December 2009 (audited)	44,669,199,984	893,384	949,299

As at 30 June 2010 (unaudited)	44,669,199,984	893,384	949,299

8.	DIVIDEND

On 19 August 2010, the board of Directors (the “Board”) declared an interim dividend of HK$0.21 per share (six months ended 30 June 2009: HK$0.20 per share), totalling approximately HK$9,380,532,000 (equivalent to approximately RMB8,183,482,000) (six months ended 30 June 2009: approximately RMB7,875,180,000), estimated based on the number of issued shares as at 30 June 2010.

Pursuant to the Notice, the Enterprise Income Tax Law and the Implementation Rules (details included in note 5), the Company is likely to be registered as a CRE, therefore likely to be required to withhold a 10% enterprise income tax when it distributes dividends to its non-resident enterprise shareholders, in respect of all shareholders whose names appear on the Company’s register of members who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting enterprise income tax of 10%.

9.	SEGMENT INFORMATION

The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, operations under production sharing contracts and trading business. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The Group mainly engages in the exploration, development, production and sales of crude oil, natural gas and other petroleum products in offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Argentina, Canada and Singapore.

The following table presents revenue, profit and assets information for the Group’s operating segments.

	Independent operations		Production sharing contracts		Trading		Unallocated		Elimination		Consolidated
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment revenue
Sales to external customers:
Oil and gas sales	39,443,400	17,494,676	28,195,545	15,028,609	-	-	-	-	-	-	67,638,945	32,523,285
Marketing revenues	-	-	-	-	14,941,214	7,787,397	-	-	-	-	14,941,214	7,787,397
Intersegment revenues	-	102,278	8,393,953	2,077,739	-	-	-	-	(8,393,953)	(2,180,017)	-	-
Other income	36,283	239,621	309,177	53,295	-	-	229,802	44,743	-	-	575,262	337,659

Total	39,479,683	17,836,575	36,898,675	17,159,643	14,941,214	7,787,397	229,802	44,743	(8,393,953)	(2,180,017)	83,155,421	40,648,341

Segment results
Profit before tax	21,267,881	9,360,535	21,374,026	9,582,319	111,205	194,653	116,659	(230,805)	(8,393,953)	(2,180,017)	34,475,818	16,726,685
Profit for the period	21,267,881	9,360,535	21,374,026	9,582,319	111,205	194,653	(8,371,454)	(4,555,844)	(8,393,953)	(2,180,017)	25,987,705	12,401,646

	Independent operations		Production sharing contracts		Trading		Unallocated		Elimination		Consolidated
	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009	30 June 2010	31 December 2009
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Other segment information
Segment assets	85,609,038	83,722,039	148,583,410	112,632,892	3,020,568	2,202,254	46,420,874	43,711,038	-	-	283,633,890	242,268,223

10.	SUBSEQUENT EVENT

There have been no subsequent events that need to be disclosed in the interim condensed consolidated financial statements.

AUDIT COMMITTEE

The Audit Committee of the Board has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2010 are unaudited, but have been reviewed by Ernst & Young in accordance with Hong Kong Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Hong Kong Institute of Certified Public Accountants. This interim report has been reviewed by the Audit Committee of the Board.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

There was no purchase, sale or redemption of the Company’s shares by the Company or any of its subsidiaries during the six months ended 30 June 2010.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of Listing Rules throughout the six months ended 30 June 2010, except for the deviations from the code provisions (“Code Provision”) A.2.1 and A.4.1 only. The following summarises the requirements under the relevant Code Provisions and the Company’s reasons for such deviations.

Code Provision A.2.1

Under Code Provision A.2.1, the roles of the chairman and chief executive officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu (“Mr. Fu”) is the Chairman of the Board. In addition to the role of the Chairman, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from Code Provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the oil and gas exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interests of the Company’s oil and gas exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Nomination Committee of the Company also agreed that it is in the best interests of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the articles of association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the other incumbent Non-executive Directors and Independent Non-executive Directors of the Company, except Mr. Wang Tao who was elected as a new Independent Non-executive Director of the Company for the first time by the shareholders at the annual general meeting of the Company on 29 May 2008 and Mr. Li Fanrong who was appointed as a new Non-executive Director of the Company with effect from 24 May 2010, have retired from the office by rotation and have been re-elected in the past three years according to Article 97. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of ethics (“Code of Ethics”) incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2010, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 3 September 2010 to 8 September 2010 (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 2 September 2010. The interim dividend will be paid on or around 17 September 2010.

PUBLICATION OF INTERIM RESULTS AND INTERIM REPORT

This interim results announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com). The interim report will be dispatched to the shareholders of the Company and will be available at the website of The Stock Exchange of Hong Kong Limited and the website of the Company as soon as practicable.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary
Hong Kong, 19 August 2010

As at the date of this announcement, the Board comprises of:

Executive Directors Fu Chengyu (Chairman) Yang Hua Wu Guangqi Non-executive Directors Zhou Shouwei Wu Zhenfang Li Fanrong	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

FORWARD-LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2009 Annual Report on Form 20-F filed on 23 April 2010. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability  whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

RE-DESIGNATION OF DIRECTOR
AND
CHANGES IN SENIOR MANAGEMENT OF THE COMPANY

Re-designation of director

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce that Mr. Fu Chengyu (“Mr. Fu”), an Executive Director of the Company, will be re-designated as a Non-executive Director of the Company.  Mr. Fu remains the Chairman of the Board.  Mr. Li Fanrong (“Mr. Li”), a Non-executive Director of the Company, will be re-designated as an Executive Director of the Company. The re-designations of Mr. Fu and Mr. Li will become effective from 16 September 2010.

Mr. Fu

Born in 1951, Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a master degree in petroleum engineering from the University of Southern California in the United States. He has over 30 years of experience in the oil industry in the PRC. He previously worked in China’s Daqing, Liaohe and Huabei oil fields. He joined China National Offshore Oil Corporation (the “CNOOC”), the controlling shareholder of the Company in 1982 and served as the Chinese Deputy Chief Representative, the Chief Representative, Secretary to the Management Committees and the Chairman of the Management Committees formed through joint ventures between CNOOC and Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip, and later as the Deputy General Manager of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, the Vice President of Phillips China Inc., the General Manager of the Xijiang Development Project, the General Manager of CNOOC Nanhai East Corporation and the Vice President of CNOOC. Subsequently, he became the Executive Vice President, President and Chief Operating Officer of the Company in 2001. Mr. Fu became the President of CNOOC in October 2003 and the Chairman of the Board and Chief Executive Officer of the Company with effect from 16 October 2003. He also serves as the Chairman of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, CNOOC Finance Corporation Limited and Zhonghai Trust Co. Ltd., subsidiaries of CNOOC and the Chairman of the Board of Directors of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. Mr. Fu is also a Chairman of the Presidium of China Federation of Industrial Economics and the Vice-chairman of China Chamber of International Commerce. Mr. Fu was appointed as an Executive Director of the Company with effect from 23 August 1999.

Save as aforesaid, Mr. Fu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 28,723,000 share options in the Company, Mr. Fu has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Fu, Mr. Fu’s emolument comprise of an annual director’s fee of HK$950,000 before Hong Kong tax. The emolument of Mr. Fu was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Fu’s appointment continues for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Fu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company, and is expected to retire and be eligible for re-election before 2012.

There is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) – 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor are there any other matters to be brought to the attention of the shareholders of the Company.

Mr. Li

Born in 1963, Mr. Li is a senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute in China in 1984, and received an MBA degree from the Business School of Cardiff University in United Kingdom in July 2003. Mr. Li has been working in the oil and gas industry in China for more than 25 years. He joined CNOOC in 1984. From 1984 to 1989, he was Petroleum Engineer in Nanhai East Oil Corporation of CNOOC. From 1989 to 2001, he worked as Offshore Platform Supervisor in Huizhou Oil Field for ACT (AGIP-Chevron-Texaco) Operators Group, later as Production Manager in Liuhua Oil Field Joint Operating Group with Amoco Orient Company, and Assistant to President of CNOOC Limited Shenzhen Branch and Managing Director of Lufeng 22-1 Oil Field Joint Operating Group with Statoil (Orient) Inc. From January 2002 to November 2005, Mr. Li worked as Vice President of CNOOC Limited Shenzhen Branch and Chief Representative of Joint Management Committee in CACT (CNOOC-AGIP-Chevron-Texaco) Operators Group. From November 2005 to February 2007, he worked as General Manager of Exploration and Production Department of the Company. From February 2007 to January 2009, he worked as President of CNOOC Limited Shenzhen Branch. From January 2009 to April 2010, he was appointed as Assistant President of CNOOC. Mr. Li serves as President of CNOOC Energy Technology & Services Limited since February 2009, and serves as Vice President of CNOOC since May 2010. Mr. Li was appointed as a Non-executive Director of the Company with effect from 24 May 2010.

As at the date of this announcement, Mr. Li has not held any directorship in any listed public companies in the last three years and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Future Ordinance.

Save as aforesaid, Mr. Li does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Under the service agreement between the Company and Mr. Li, Mr. Li’s emolument comprise of an annual director’s fee of HK$950,000 before Hong Kong tax and an annual salary of HK$4,844,100 before Hong Kong tax. The emolument of Mr. Li was determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Li’s appointment continues for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination. Mr. Li is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company, and is expected to retire and be eligible for re-election in 2011.

There is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) – 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor are there any other matters to be brought to the attention of the shareholders of the Company.

Changes in senior management

The Board of the Company is also pleased to announce that Mr. Fu will resign from the role of Chief Executive Officer of the Company and Mr. Yang Hua (“Mr. Yang”) will be appointed as new Chief Executive Officer of the Company. Mr. Yang is also an Executive Director of the Company. Mr. Yang will resign from the role of President of the Company and Mr. Li will be appointed as new President of the Company. Mr. Yang will also resign from the role of Chief Financial Officer of the Company and will be appointed as new Vice Chairman of the Board. The aforementioned changes in senior management will become effective from 16 September 2010.

The Board of the Company would like to thank Mr. Fu for his outstanding contributions to the Company during his term of office as Chief Executive Officer during which substantial growth and development of the Company were witnessed.

By Order of the Board
CNOOC Limited
Jiang Yongzhi
Joint Company Secretary

Hong Kong, 19 August 2010

As at the date of this announcement, the Board comprises:

Executive Directors Fu Chengyu (Chairman) Yang Hua Wu Guangqi Non-executive Directors Zhou Shouwei Wu Zhenfang Li Fanrong	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

Exhibit 99.3

For Immediate Release

CNOOC Ltd. Post Record Production and Net Profit Increase
 of 109.6% YOY in 1H

(Hong Kong, August 19, 2010) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 00883) announced today that the Company achieved a record net production of 149.0 million barrels of oil equivalent (BOE) in the first half of 2010, representing an increase of 40.8% year-on-year (YOY). The net profit amounted to RMB25.99 billion, up 109.6% YOY.

The production growth of the first half of 2010 was mainly driven by new projects brought on stream in 2009 and first half of this year and the outstanding performance of major producing fields. Up to now, 6 new projects have been announced to come on stream, 4 of which in the first half year.

During the period, the average realized oil price rose 55.2% YOY to US$76.59 per barrel, which was in line with the trend of international oil price.

Thanks to the production growth and rising realized prices, the Company’s oil & gas sales and net profit for the first half of the year surged 108.0% and 109.6% to RMB67.64 billion and RMB25.99 billion respectively.

For exploration, the Company and its partners made 9 new discoveries and 7 successful appraisals in the first half of the year. In offshore China, we have achieved several breakthroughs, such as the significant discovery of Penglai 9-1 and mid-sized discoveries including Kenli 6-4, Enping 24-2 and Liuhua 16-2.

During the period, the Company continued to take cost control measures and achieved significant outcomes. Our all-in cost for the first half of the year was US$23.85 per barrel, in which the operating cost was down 15.3% from 2009 to US$6.80 per barrel. Such reduction was mainly attributable to the strong production growth, which brought down the fixed cost components in the unit cost.

In the first half of 2010, we carried out our established M&A strategy. Through our joint venture with Bridas Energy Holdings, we have established a solid platform for the business development in South America. In addition, we successfully inked the technical service contract for Missan oil field in Iraq and increased the shares of ownership in the Panyu 4-2/5-1 oil field.

During the period, our Health, Safety and Environmental protection (HSE) performance continued to lead the industry. Responding to the enhancement of HSE awareness in the industry, we further strengthened our operation safety management and improved oil spill response capability. There has been no major accident in the past 10 years.

“In the first half of 2010, we have harvested extraordinary results. New projects were brought on stream as planned and record production growth was achieved, laying a solid base for realizing the full year production target. In addition, we have successfully completed several M&A projects which will further fuel the development of the Company. ” Mr. Yang Hua, President of CNOOC Ltd. said.

Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company commented, “Thanks to the Company's outstanding capability in terms of operation and cost control, we continued to improve our profitability while maintaining an excellent record in HSE. In the future, we'll stick to our established strategies to bring more return to our shareholders.”

In the first half of the year, CNOOC Ltd.’s earnings per share reached RMB 0.58. In view of the Company’s sound financial position, the board has decided to pay an interim dividend of HK$ 0.21 per share.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2009 Annual Report on Form 20-F filed on April 23, 2010.

*** *** *** ***
For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com

Exhibit 99.4

For Immediate Release

CNOOC Ltd. ANNOUNCE CHANGES IN SENIOR MANAGEMENT

(Hong Kong, August 19th, 2010) - The board of directors (the “Board”) of CNOOC Limited (“the Company" or “CNOOC Ltd,” NYSE: CEO, SEHK: 883) today announces that Mr. Fu Chengyu will resign from the role of Chief Executive Officer of the Company and remains the role of Chairman of the Board. Mr. Yang Hua will be appointed as new Chief Executive Officer of the Company and new Vice Chairman of the Board. Mr. Yang will resign from the role of President and Chief Financial Officer of the Company. Mr. Li Fanrong will be appointed as new President of the Company. The aforementioned changes in senior management will become effective from 16th September 2010.

Mr. Fu Chengyu said, "I have had the privilege of leading CNOOC Ltd. as Chief Executive Officer in the past seven years and took pride in the record growth in the Company history. I’m glad that we’re able to locate an ideal successor, Mr. Yang Hua, who has devoted himself to CNOOC Ltd. for over twenty years and has proven himself a robust operator in the toughest circumstances. I firmly believe he will succeed in his new role. As Chairman of the Board, I, together with the Board will continue our support to him and the management team to bring the Company into a better tomorrow.”

"I’m honored to have been working under the leadership of Mr. Fu in the past years. His vision and dedication is what brought CNOOC Ltd. to where it is today. It is a privilege as well as responsibility for me to carry on the success of CNOOC Ltd. and deliver long term return to shareholders. I’ll do my best." Mr. Yang Hua said.

Mr. Yang Hua
Born in 1961, Mr. Yang is a senior engineer and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 28 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Mr. Yang then mainly was involved in international business, corporate finance and capital market in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, he became a Senior Vice President of the Company. From 2002 to 2003, he was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company. Mr. Yang was appointed as the Chief Financial Officer of the Company with effect from 1 January 2005 as well as the Executive Vice President of the Company from December 2005 to March 2009. Mr. Yang was appointed as General Manager of CNOOC China Limited, a subsidiary of the Company, President of the Company and Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company, with effect from 10 February 2009, 31 March 2009 and 31 July 2009 respectively. From November 2006 to April 2010, he served as Assistant President of CNOOC, and was appointed to be Vice President of CNOOC in May 2010. He also serves as Director of CNOOC Finance Corporation Limited, and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company, and Chairman and Director of CNOOC Deepwater Development Limited, a subsidiary of the Company. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005.

Mr. Li Fanrong
Born in 1963, Mr. Li is a senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute in China in 1984, and received an MBA degree from the Business School of Cardiff University in United Kingdom in July 2003. Mr. Li has been working in the oil and gas industry in China for more than 26 years. He joined CNOOC in 1984. From 1984 to 1989, he was Petroleum Engineer in Nanhai East Oil Corporation of CNOOC. From 1989 to 2001, he worked as Offshore Platform Supervisor in Huizhou Oil Field for ACT (AGIP-Chevron-Texaco) Operators Group, later as Production Manager in Liuhua Oil Field Joint Operating Group with Amoco Orient Company, and Assistant to President of CNOOC Limited Shenzhen Branch and Managing Director of Lufeng 22-1 Oil Field Joint Operating Group with Statoil (Orient) Inc. From January 2002 to November 2005, Mr. Li worked as Vice President of CNOOC Limited Shenzhen Branch and Chief Representative of Joint Management Committee in CACT (CNOOC-AGIP-Chevron-Texaco) Operators Group. From November 2005 to February 2007, he worked as General Manager of Exploration and Production Department of the Company. From February 2007 to January 2009, he worked as President of CNOOC Limited Shenzhen Branch. From January 2009 to April 2010, he was appointed as Assistant President of CNOOC. Mr. Li serves as President of CNOOC Energy Technology & Services Limited since February 2009, and serves as Vice President of CNOOC since May 2010. Mr. Li was appointed as a Non-executive Director of the Company with effect from 24 May 2010.

– End –

Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.
*** *** *** ***
For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com